Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated August 8, 2014

2014

Structured Investments Solution Series

Reverse Exchangeables

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REVERSE EXCHANGEABLES 1

Introduction

FOCUSING ON YOUR FINANCIAL GOALS can be challenging during periods of market volatility. While your brain may tell you that staying the course is the smartest strategy, your stomach may lead you to make impulsive investment decisions. For many investors, finding the optimal balance between risk and reward--and having the fortitude to maintain that balance over the long haul--is no easy task.

You can use Structured Investments to achieve greater diversification, to gain exposure to certain asset classes, to hedge certain exposures in your investment portfolio or to align your portfolio with a particular market or economic view. These instruments can also be designed to provide asymmetrical returns, meaning that potential returns may be higher or lower than those derived from a direct investment in a particular asset. Structured Investments are securities that provide exposure to underlying equities, commodities, indices, other assets or market measures or a basket or hybrid combination of these market measures. Structured Investments offer risk-return profiles that vary from product to product and are designed for specific expectations of market performance and investment objectives. They are complex instruments that may not be suitable for all investors. It is important for investors to understand and consider carefully the unique features of a particular
Structured Investment and their own risk profiles before making an investment decision. All payments on J.P. Morgan's Reverse Exchangeables are subject to the credit risk of the issuer, JPMorgan Chase & Co.

This report examines the role that Reverse Exchangeables can play in your portfolio, specifically during periods when expectations for the stock market are range-bound. This report also discusses how Reverse Exchangeables are structured and how, in exchange for accepting downside risk in a particular stock, you can potentially earn a higher yield compared to the current dividend on that stock or the current yield on a conventional debt security with the same maturity issued by JPMorgan Chase & Co. or an issuer with a comparable credit rating. Like all Structured Investments, all payments on Reverse
Exchangeables are subject to the credit risk of JPMorgan Chase & Co.

The discussion contained in the following pages is for educational and illustrative purposes only. The preliminary and final terms of any securities offered by JPMorgan Chase & Co. will differ from those set forth in general terms in this report and any such final terms will depend on, among other things, market conditions on the applicable launch and pricing dates for such securities. Any information relating to performances contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results, whether historical or hypothetical, will be achieved.
The information in this report is subject to change, and J.P. Morgan undertakes no duty to update these materials or to supply corrections. This material shall be amended, superseded and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the Securities and Exchange Commission, or
SEC. In the event of any inconsistency between the materials presented in the following pages and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

IRS Circular 230 Disclosure: This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with
JPMorgan Chase & Co. However, JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties.
Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

2 Structured Investments

Augmenting Returns in a Low-Return Environment

If you believe that returns for stocks are likely to be range-bound over the short term, a Reverse Exchangeable can help you implement this view. Reverse
Exchangeables enable you to earn potentially higher yields in a low-return environment. In return, an investor in a Reverse Exchangeable should be willing to risk losing some or all of their initial investment at maturity.

Anatomy of a Reverse Exchangeable

A Reverse Exchangeable is a hybrid security that pays a fixed coupon and provides contingent market downside protection for your initial investment, so long as the underlying asset does not decline below a stated initial level by more than a specified contingent buffer amount on any day during the term of the note. The specific terms and conditions of every Reverse Exchangeable vary, but they are typically linked to the performance of a particular stock, a basket of stocks or an exchange traded fund. Reverse Exchangeables are issued as registered notes, generally mature within one year or less and trade in
$1,000 increments. Reverse Exchangeables have contingent market downside protection, which means that subject to the credit risk of JPMorgan Chase &
Co., your principal is repaid in full at maturity unless the contingent buffer is breached at the close on any day during the term of the note, at which point a knock-out event has occurred and you are then exposed to 100% of any depreciation in the underlying stock from the initial price to the final price on the final observation date. Any payment on a Reverse Exchangeable is subject to the credit risk of JPMorgan Chase & Co.

A Reverse Exchangeable is designed for investors who seek a higher interest rate than the current dividend yield on the particular underlying stock or the current yield on a conventional debt security with the same maturity issued by
JPMorgan Chase & Co. Investors should be willing to forgo the potential to participate in the appreciation of the underlying stock, be willing to accept the risks of owning equities in general and the underlying stock in particular and be willing to lose some or all of their principal at maturity. Unlike a direct investment in a stock, however, your maximum return on a Reverse
Exchangeable is limited to the coupon amount. If the underlying stock appreciates in value during the term of the note, you do not participate in those gains. Therefore, a Reverse Exchangeable may be appropriate if you believe that the return on the underlying stock will be lower than the coupon rate you can earn over the term of the note (typically one year or less), and that the underlying stock will not decline below the stated initial price by more than the specified contingent buffer amount at the close of any day during the term of the note. Any payment on a Reverse Exchangeable is subject to the credit risk of JPMorgan Chase & Co.

The coupon on a Reverse Exchangeable is determined by the volatility of the underlying asset, as well as the amount of contingent market downside protection. The dividend yield, if applicable, of the underlying asset will also factor into the coupon rate--the higher the dividend, the higher the coupon rate. Once determined, the coupon rate remains fixed regardless of how the underlying asset performs. The frequency of interest payments varies and may occur periodically throughout the term of the note or be paid in full at maturity. In all cases, the frequency of interest payments is determined and specified at inception. Any interest on a Reverse Exchangeable is subject to the credit risk of JPMorgan Chase & Co.

Reverse Exchangeables feature a "contingent buffer" which typically ranges between 20% and 30% (but could be less or more) and allows you to receive a full repayment of your principal at maturity so long as the underlying asset does not decline by more than the contingent buffer

REVERSE EXCHANGEABLES 3

amount during the term of the note. While not all Reverse Exchangeables are monitored at the close of business each day, the example we will refer to has daily end-of-business monitoring for a "knock-out" event. In all scenarios, your payment at maturity is subject to the credit risk of JPMorgan Chase & Co.

This buffer disappears or gets "knocked out" if, on any day over the term of the note, the underlying asset closes below the initial price by more than the specified contingent buffer amount. Under these circumstances, you will lose some or all of your principal at maturity unless the asset closes at or above its initial price on the final observation date. If the buffer knocks out and the underlying asset is a stock and it closes below its initial price on the final observation date, you will receive physical settlement at maturity --
that is, a number of actual shares of the underlying stock equal to the principal amount divided by the initial price of the underlying stock or the cash value of those actual shares.

The market value of the shares (or the cash value of those shares) you receive will most likely be substantially less than the principal amount of your notes and may be zero. Reverse Exchangeables linked to an ETF offer cash settlement under these circumstances, the value of which will also most likely be substantially less than the principal amount of your notes and may be zero. You should be comfortable with the prospect of holding shares of the underlying stock (assuming the underlying asset is a single stock) before investing in a
Reverse Exchangeable and understand that in the event the buffer knocks out, you may be delivered shares or the cash value of the underlying asset, with that payment likely worth less, or in some circumstances substantially less, than your initial investment.

Performance under Different Market Conditions

To understand how a Reverse Exchangeable might perform under varying market conditions, consider the following hypothetical example. You invest $1,000 in a
Reverse Exchangeable linked to ABC stock. ABC stock is trading at $10 a share initially. The Reverse Exchangeable pays a coupon rate of 12% per annum and includes a 20% contingent buffer (or $2).

There are several possible outcomes that can occur when a Reverse Exchangeable matures (see figure 1). If the underlying stock never falls below the level at which its contingent buffer would be eliminated ($8) for the remaining term of the note, you are entitled to a repayment of principal in full at maturity, along with any accrued interest due, subject to the credit risk of JPMorgan
Chase & Co.

For example, if the lowest closing price of ABC stock during the term of the note was $8.50, you would receive your entire principal back ($1,000), along with 12% per annum interest. Because the stock never breached the 20%
contingent buffer by falling below $8 a share during the term of the note, you are entitled to a repayment of principal in full at maturity. All payments on the Reverse Exchangeable are subject to the credit risk of JPMorgan Chase & Co.

You would also receive your entire principal back ($1,000), along with 12% per annum interest, subject to the credit risk of JPMorgan Chase & Co., if ABC stock breached the buffer, falling below $8 during the term of the note, but then closed at or above the initial price of $10 a share on the final observation date. Because your maximum return is limited to the coupon amount, you would not participate in any appreciation of the underlying stock.

4 Structured Investments

Now consider what would have happened if ABC stock had closed below $8 on any day during the term of the note and then also closed below the initial price of
$10 on the final observation date. In this case, a knock-out event occurred and you would receive physical delivery of 100 shares of ABC stock at maturity or its equivalent in cash, along with any accrued interest. The number of shares you receive is determined by dividing the principal amount ($1,000 in this case) by the initial price of the underlying stock ($10 in this case). Because the stock closed below the initial price on the final observation date, this physical delivery will be worth less, and in some circumstances substantially less, than your initial investment and may be zero.

If the Reverse Exchangeable settled in cash, the cash payment would reflect the decreased price of the underlying stock on the final observation date as compared to the initial price and you could similarly lose some or all of your principal at maturity. For example, if ABC stock was worth $5 on the final observation date, you would be delivered 100 shares of stock with a market value of $500 on the final observation date (or $500 in cash if the Reverse
Exchangeable is settled in cash), which is a 50% loss in principal.

In the scenario above, the coupon rate that you receive offsets some of the loss of your principal due to the decline in the value of the underlying stock, but may not be sufficient to offset fully such a loss and you may still lose some or substantially all of your initial investment. For example, in the scenario described in the preceding paragraph, assuming the Reverse
Exchangeable has a term of one year, the $120 in interest payments received will not be sufficient to offset fully the $500 loss in principal, resulting in a net loss of $380.

Due to its coupon rate and contingent buffer, a Reverse Exchangeable may outperform its underlying asset in a declining market. However, the maximum return is the coupon rate. Therefore, you must be willing to forgo any appreciation in the value of the underlying asset in exchange for the coupon payments as well as accept risks of loss of your principal. If you have a stable to moderately bullish short-term outlook, are seeking a coupon rate that is higher than current yields and are comfortable taking on market downside risk, you may want to consider a Reverse Exchangeable.

Figure 1

Return: Reverse Exchangeable on ABC stock at $10. Features 12% coupon and 20%
contingent buffer.

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REVERSE EXCHANGEABLES 5

Certain Risk Considerations

[]      Payment on the notes at maturity is subject to the credit risk of
JPMorgan Chase & Co.

Therefore, the value of a Reverse Exchangeable prior to maturity is subject to changes in the market's view of the creditworthiness of JPMorgan Chase & Co. If
JPMorgan Chase & Co. were to default on its payment obligations, you may not receive any amounts owed to you under the Reverse Exchangeable and could lose your entire investment.

[]      An investment in a Reverse Exchangeable may result in a loss. []
Reverse Exchangeables do not guarantee any return of principal.

[]      Under certain circumstances, you will receive at maturity a pre-determined number of shares of the applicable underlying stock (if the underlying asset is a stock) or an amount in cash that reflects the depreciation of the underlying asset from the initial level to the final level on the final observation date. The market value of those shares (or any cash amount paid at maturity) will most likely be less than the principal amount invested and may be zero.

[]      For each $1,000 principal amount note, your maximum return at maturity is $1,000 plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable underlying asset, which may be significant.

[]      The return on a Reverse Exchangeable may be significantly less than the return on a direct investment in the applicable underlying asset.

[]      The contingent buffer may terminate on any day during the term of the
Reverse
Exchangeable. If on any day during the term of the notes the closing price of the underlying asset declines below the initial level by more than the contingent buffer amount, you will at maturity be fully exposed to any depreciation in that underlying asset.

[]      No ownership rights in the underlying asset (including any dividend payments or voting rights).

[]      The estimated value of the Reverse Exchangeables set forth in the applicable disclosure document will likely be lower than the price you paid for the Reverse Exchangeables.

[]      The estimated value computed by JPMS for the Reverse Exchangeables is not determined by reference to the credit spreads for the conventional fixed rate debt of JPMorgan Chase & Co.

[]      The value of the Reverse Exchangeables, which may be reflected in customer account statements, may be higher than the estimated value computed by
JPMS for a limited time period.

[]      Some Reverse Exchangeables have an "automatic call" feature that will trigger a mandatory redemption of the Reverse Exchangeables prior to maturity if the level of the underlying asset closes above the initial level on specified dates. If that happens, you will not be entitled to receive any further interest payment after the redemption date, and there is no guarantee that you would be able to reinvest the proceeds from an investment in the
Reverse Exchangeables at a comparable return and/or with a comparable interest rate for a similar level of risk.

[]      Lack of liquidity: JPMS, acting as agent for JPMorgan Chase & Co., may offer to purchase the Reverse Exchangeables in the secondary market but is not required to do so. The price, if any, at which JPMS may be willing to purchase
Reverse Exchangeables from you in the secondary market, if at all, may result in a significant loss of your principal.

(continued on page 6.)

6 Structured Investments

[]      JPMS, or its affiliates, may publish research reports that are unfavorable to the stock underlying a Reverse Exchangeable and could hurt the performance of a Reverse Exchangeable that is linked to that stock.

[]      Potential Conflicts: JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the Reverse Exchangeables, including acting as a calculation agent and hedging their obligations under the Reverse
Exchangeables and making the assumptions used to determine the pricing of the
Reverse Exchangeables and the estimated value of the Reverse Exchangeables when the terms of the Reverse Exchangeables are set. It is possible that such hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the Reverse Exchangeables decline.

[]      The tax consequences of the Reverse Exchangeables may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Reverse Exchangeables.

[]      Reverse Exchangeables may have complex payout structures that impact returns. Investors should consider these structures carefully before investing in these instruments.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

IN BRIEF

What benefits do they provide?

Reverse Exchangeables provide the potential for higher interest rates than the current dividend yield, if applicable, on the particular underlying asset or the current yield on a conventional debt security with the same maturity issued by JPMorgan Chase & Co. or an issuer with a comparable credit rating. They also provide for the return of principal at maturity if a "knockout" event does not occur during the term of the note. They may outperform the underlying asset in a bear market, due to the coupon rates they pay. They typically mature in one year or less.

What is the downside?

If the underlying asset appreciates in value, you do not participate in those gains as return is capped at the coupon rate. The notes provide only contingent market downside protection and that disappears or "knocks-out" if the underlying asset closes below the initial level by more than the pre-determined contingent buffer amount on any day during the term of the notes. In addition, all payments on Reverse Exchangeables are subject to the credit risk of
JPMorgan Chase &Co.

You may receive physical shares at maturity (if the underlying asset is a stock) or equivalent cash value, which could be less, or substantially less, than your principal.

Your ability to sell the Reverse Exchangeables prior to maturity may be limited.

REVERSE EXCHANGEABLES 7

Reverse Exchangeables are subject to additional risks, including those described under "Certain Risk Considerations" above.

Reverse Exchangeables may be right for you if you:

[]      Have a range-bound view of the markets []      Are an income-oriented
investor

[]      Are comfortable taking on downside risk and potentially losing all of
your principal []      Are comfortable capping your gains at the coupon rate

Do Reverse Exchangeables Make Sense for You?

Structured Investments, including Reverse Exchangeables, can provide innovative ways to help you meet your investment goals. To determine whether a Reverse
Exchangeable is appropriate for you, review the following questions with your advisor:

[]      What is my investment time horizon?

[]      Do I have a bullish, bearish or stable market outlook?

[]      Am I comfortable with the risk profile of the underlying asset? []
Am I willing to risk losing a portion or all of my principal?

[]      Am I seeking higher coupon rates in a flat to moderately bullish
market? []      Am I comfortable with the credit risk of the issuer?

The answers to these questions should help you determine whether Reverse
Exchangeables belong in your portfolio. At a minimum, taking the time to gain a better understanding of your financial goals and risk tolerance will be its own reward.

Experience the J.P. Morgan Advantage

J.P. Morgan's Structured Investments are designed to complement your overall investment strategy. They allow for varying degrees of principal protection, subject to the credit risk of JPMorgan Chase & Co., and an array of asset class exposure backed by J.P. Morgan. Experience the unique benefits of J.P. Morgan's
Structured Investments, including:

[]      Innovative Structured Investments that span all of the major asset
classes. []      Innovative rules-based algorithmic indices.

[]      Turn-key marketing program and education campaign utilizing website available to advisors and their clients, education materials, customized web-based conference calls and/or in-person branch presentations.

The information contained in this document is for discussion purposes only. The final terms of any securities offered by JPMorgan Chase & Co. may be different from the terms set forth herein and any such final terms will depend on, among other things, market conditions on the applicable pricing date for such securities. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results, whether historical or hypothetical, will be achieved.
These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the
Securities and Exchange Commission, or SEC. In the event of any inconsistency between the information presented herein and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to a particular offering that
JPMorgan Chase & Co. has filed or will file with the SEC for more complete information about JPMorgan Chase & Co. and that offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec. gov.
Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in that offering will arrange to send you the prospectus and each prospectus supplement, as well as any product supplement, underlying supplement, if any, and term sheet if you so request, by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with
JPMorgan Chase & Co. However, JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties.
Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide.
J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

[C]All Rights Reserved

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